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@CodieSanchez YT


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Placing vending machines isn't just about convenience; it's about smart asset placement— a lot like real estate.

But successful operators, kind of like savvy real estate investors, understand that calculated risks can lead to big rewards.


Carefully consider the investment objectives, risks, charges and expenses
of The Flagship Fund before investing.
This and other information can be found in the Fund's prospectus https://fundrise.com/ct.
Read them carefully before investing. #flagshipfundmarketing

There is a way to dip your toes into real estate investing that's as easy as starting with a single vending machine. It's called the Fundrise Flagship Fund.

So with the Fundrise Flagship Fund, you don't need to put up your life savings. You can start small—like $10 small—and still get access to the kind of real estate deals that used to be off-limits to regular people.


FUNDRISE
FEATURED FUND
Flagship Fund
Our Flagship Real Estate Fund is designed to deliver long-term appreciation from a diversified portfolio of our most favored real estate investment strategies: build-for-rent housing communities and multifamily and industrial assets in the Sunbelt.
4.6%
$1.1B
0.21%
ASSET TYPES
Build for rent
Multifamily apartments
Industrial properties
Learn more about the Flagship Real Estate Fund
OUR STRATEGIES
Designed to harness the market's potential
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing.
This and other information can be found in the Fund's prospectus https://fundrise.com/ct.
Read them carefully before investing. #flagshipfundmarketing
12:24 / 23:32

This isn't about swinging for the fences and hoping you don't strike out. It's about making moves towards smart & steady growth. So check out the Flagship Fund so that you can be a player in this game. If that's interesting to you, link below.

Thanks to the Fundrise Flagship Fund for sponsoring this video! Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus https://fundrise.com/ct. Read them carefully before investing. #flagshipfundmarketing

FUNDRISE

Stability in uncertain markets



A slew of new policies are driving increased market volatility and fears about a potential slowdown are now on the rise. In this environment, real estate continues to become an increasingly attractive tool for investors seeking greater stability and a way to derisk their portfolios.

In fact, many of the factors driving down stock markets have the potential to drive up real estate values (lower rates and higher costs of construction being just two examples).

With the stock market still at all time highs, and real estate still at relative lows, investors who continue to maintain or increase their exposure to private real estate have the potential to outperform those who do not.

As our funds continue to execute on their investment strategies, we're seeing compelling performance across the portfolio, with meaningful milestones being achieved in both our growth and income-oriented offerings.

Invest in real estate

Flagship Fund: More properties achieving stabilization

Two more communities in our Flagship Fund have successfully achieved stabilization (typically defined as the point at which a property achieves an occupancy rate of approximately 90-95%). This is an important milestone as it not only signals a significant reduction in the risk-profile of the asset but also typically coincides with increased positive cash-flow and more stable returns. These two communities add to the growing number of assets within the Flagship Fund that have successfully transitioned from the development stage to the income-generating stage.

- **Highland Townhomes (Charleston, SC)**: Our 220-unit townhome community achieved stabilization in October 2024, just two months after construction completion. Strategic management has driven asking rents to their highest levels since delivery, demonstrating our ability to optimize performance through the development lifecycle.
- **Monterra at Sherrills Ford (Greater Charlotte, NC)**: Our 97-unit build-for-rent community reached stabilization in July 2024, approximately one year after construction completion (a very healthy leasing pace under current market conditions). The property is now 100% leased and achieving impressive 7-10% rent growth on renewals, well above broader market benchmarks across the residential sector.

These projects illustrate once again the "J-curve" pattern typical in real estate development. As more and more assets complete this journey, we expect to see the continued benefits of our value-creation strategy materialize in overall fund performance.

The strength of the underlying portfolio has been evident in the Flagship Fund's overall returns. ***In 2024, the Flagship Real Estate Fund delivered a return of 7.50%[1], handily outperforming the NAREIT All-REIT Index which returned 4.30%[2].*** See our recent Flagship Fund update for more details.

Income Fund: Adding more high-yield investments

The Income Fund continues to deploy more capital into a number of attractive high-yielding preferred equity investments, which has translated into an ***annualized distribution rate of 7.5%[3], an attractive spread of more than 300 basis points compared to many money market funds.***

To further support this strategy, we've recently added another compelling investment to the Income Fund's portfolio:

- **North Orlando Development (Greater Orlando, FL)**: This preferred equity investment in a 300-unit multifamily development offers an attractive 13.00%[4] gross annual return. Located northwest of Orlando in the growing Apopka area, the community will feature premium finishes and extensive amenities, including a state-of-the-art clubhouse, fitness center with yoga studio, custom pool, and more.

  The investment is structured as preferred equity, providing the Income Fund with priority returns, and is being developed by an experienced sponsor who has acquired and developed over 11,000 residential apartment units with an aggregate transaction value of approximately $3.3 billion.

Add real estate to your portfolio

Positioned to provide resilience amidst market volatility

The current market environment presents a unique opportunity for well informed investors. The stock market which sits at near record highs is beginning to face challenges from policy shifts and economic uncertainty, in short the downside risk to stocks has grown significantly since the start of the year.

Meanwhile, the Fundrise real estate portfolio sits in a very different position. With current values at still relative lows and an increasingly stabilized portfolio of well located cash flowing assets, we believe there exists the potential for significantly more upside over the near term.

Many of the new administration's policies seem poised to slow growth in the near term while also bringing down interest rates. We expect this to benefit values across much of the portfolio, while stocks and public equities generally may experience further losses.

By maintaining or increasing allocations to private real estate, investors have the opportunity to not only hedge against volatility in the stock market — but also potentially capitalize on what could be an extended period of strength for real estate.

As always, we remain committed to our long-term approach as we aim to deliver ongoing value for investors across the portfolio.

Get Started

Start investing in less than 5 minutes and with as little as $10.

1. This return figure represents the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The total return for the Flagship Real Estate Fund since inception is 20.24%.

2. The National Association of Real Estate Investment Trusts (NAREIT) All US REITs index total return includes both dividends and capital gains / losses, for the period indicated. This index covers all publicly listed US REITs and is designed to present investors with a comprehensive family of REIT performance indexes that spans the commercial real estate space across the US economy, with exposure to all investment and property sectors. As an index, the FTSE NAREIT All REITs index is inherently not investable, and is presented for informational purposes only.

3. Current distribution is calculated by annualizing the current month's distribution and dividing by the prior month's net asset value per share. Distributions may fluctuate, distributions are not guaranteed, and past performance is not indicative of future results.

4. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund under the terms of its investment agreement(s) and does not reflect either a gross or net return that an investor in the Fundrise Income Real Estate Fund may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return.

The Fundrise Real Estate Interval Fund (the Flagship Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to generate current income while secondarily seeking long-term capital appreciation with low to moderate volatility and low correlation to the broader markets. For more information, including the Prospectus, please visit fundriseintervalfund.com.

The Fundrise Income Real Estate Fund (the Income Fund) is an unlisted closed-end management investment company that is operated as an interval fund. The Fund's investment objective is to seek to create and maintain a portfolio of investments that generate a low volatility income stream of attractive and consistent cash distributions. For more information, including the Prospectus, please visit fundriseincomerealestatefund.com.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

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